Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Commission File No. 0-10967)

The following presentation materials will be used by the Company at one or more investor relations conferences, or meetings with analysts or potential investors, during the third quarter of 2016.

First Midwest Bancorp, Inc.

Presentation Materials
August 11, 2016

Overview

A Premier, Growing Financial Institution

- **$11.0 billion in assets**
  - 5th largest Illinois based (1)
  - Up 33% since 2013
- **$9.0 billion in deposits**
  - 86% core, 60% consumer
  - 93% metro Chicago, #12 share (1)
  - 118 locations
- **$8.0 billion in loans**
  - Diverse business lines
  - 83% corporate
- **$8.3 billion in assets under management**
  - 3rd largest Illinois based (2)
  - Up 26% since 2013


WISCONSIN
Kenosha
McHenry
Lake
LAKE MICHIGAN
Cook
Kane
DuPage
DeKalb
IOWA
Scott
Rock Island
Kendall
LaSalle
Will
Grundy
Porter
Lake
Jasper
Knox
Newton
ILLINOIS
INDIANA
Vermilion
Champaign

Information as of June 30, 2016.
(1) Source SNL Financial.
(2) Source Trust Performance Report.

First Midwest Bancorp, Inc.

Relationship Focused

VISION	Being our clients' most trusted financial partner
MISSION	Helping our clients achieve financial success
VALUES	Serving our clients with integrity, personal responsibility and a passion for **success**

We are in the business of helping our clients achieve financial success throughout their life.

We do so by focusing on the broad range of their financial needs and delivering quality services that fulfill their needs.

Ours is a high touch, relationship based offering. That is how we differentiate ourselves.

Driving Stronger Performance

	Quarters Ended			Improvement Vs. Prior	
	2016		2015		
	June 30	March 31	June 30	Quarter	Year
Core earnings (1)	$25.3	$20.8	$22.3	22%	14%
Average tangible common equity	$866	$832	$791	4%	10%
Average assets	$10,969	$10,057	$9,643	9%	14%
Core earnings per share (1)	$0.32	$0.27	$0.29	17%	9%
Core return on: (1)					
• Average TCE	12.1%	10.3%	11.6%	18%	4%
• Average assets	0.93%	0.84%	0.93%	12%	0%
Tangible book value per share	$10.83	$10.51	$10.17	3%	7%

Building performance as we grow and navigate a difficult environment

Dollar amounts in millions, except per share data.
(1) Excludes the impact of acquisition and integration related expenses for June 30 and March 31, 2016.

First Midwest Bancorp, Inc.

Our Performance and Positioning

Our Priorities
Influenced by Environment


Build the highest quality team
Diversify/grow loans and revenue
Balance investment and risk
Maximize Long Term Shareholder Value

Drives performance and focus

Driving Greater Revenue and Efficiency



Up 31%
$106
$260
$257
$111
$277
$270
$127
$310
$297
$139
$341
$317
December 31,
2013
2014
2015
June 30
2016(1)
Net Interest Income
Fee-Based Revenues
Noninterest Expense(2)

Rates Pressure Margin, Growth Offsets

- Loan growth provides leverage, earnings
- Expanding fee-based businesses
- Q2 2016 net interest margin stable at 3.72%

Balanced Business Investment

- Investment in people, distribution, brand
- Prudent allocation of resources

Leveraging Efficiency[2]

- Significant improvement in Q2 2016 to 61.0% from 64.8% Q1 2016 and 61.7% Q2 2015
  - Aided by the acquisition NB&T
- Revenues up 31%, expenses up 24% since 2013

Dollar amounts in millions.
[1] For the six months ended June 30, 2016, amounts are presented on an annualized basis.
[2] Excludes acquisition and integration related expenses for December 31, 2014 and 2015 and June 30, 2016 annualized, and property valuation adjustments related to strategic branch initiatives for December 31, 2015.

Growing, Diversifying Our Lending



Up 40%
$5.7
$6.7
$7.2
$8.0
Investor
Owner Occupied
Commercial
December 31,
2013
2014
2015
June 30,
2016
C&I
Commercial RE
Consumer

Dollar amounts in billions.

Our Portfolio

- Commercial oriented
- 8% growth, organic 5 year CAGR
- 89% loans-to-deposits
- NB&T of Sycamore acquired late 1Q16; adds 5% since 2015

Client, Market Aligned

- Multiple business lines

Enhanced Opportunities

- Agriculture, Healthcare, Asset-Based, Structured Finance, Equipment Finance and Leasing

Expanded Consumer

- Direct, mortgage
- Leveraging digital channels

Diversifying Our Commercial Loan Portfolio…



All Other (1)
Manufacturing
Wholesale Trade
Real Estate/
Rental/Leasing
Health Care
Construction
Retail Trade
Finance/Insurance
Trans./Warehousing
Prof. Services
Other
Services
Waste Mgmt

By serving multiple industries

Note: Includes C&I and Owner Occupied CRE Loans as of June 30, 2016.
(1) Consists of industries that comprise less than 3% of C&I and Owner Occupied CRE Loans.

…And Commercial Real Estate Portfolio



Office
Retail
Industrial
Multi-family
Construction
Multi-use properties
Warehouse & storage
Rental properties
Service stations
Restaurants
All Other(1)

By distributing risk across types of collateral

Note: Includes CRE Loans as of June 30, 2016.
(1) Consists of collateral types that comprise less than 3% of the portfolio.

First Midwest Bancorp, Inc.

Building Our Fee-Based Businesses



Up 31%
$106
$111
$127
$139
December 31,
2013
2014
2015
June 30,
2016 (1)
Wealth
Treasury Mgmt
Consumer
Card-based
Other

Enhanced fee-based revenues

- Up 31% since 2013
- Now represents 28% of revenues
- Growth across multiple business lines

Key contributors

- Compared to 2015:
  - Wealth up 11%
  - Card-based up 6%
  - Other revenues up 36%
    - Equipment finance, leasing
    - Capital products, derivative sales

Dollar amounts in millions.
(1) For the six months ended June 30, 2016, amounts are presented on an annualized basis.

Leading Wealth Management



Up 34%
$24.2
$26.5
$29.2
$32.4
Trust
December 31,
2013
2014
2015
June 30,
2016 (1)
Personal Trust
Investment Advisory
Employee Benefit
IRA and Other
Retail Brokerage

Market leading platform

- 3rd largest in IL in revenue[2], 72% trust
- $8.3 billion in AUM at 6/30/16
- NB&T of Sycamore acquired late 1Q16; adds 15% since 2015

Leveraging core strengths

- 75+ year market presence
- Integrated with commercial and retail sales
  - Trust up 18% on an annualized basis in 2016
  - Expanded guardianship, private banking

Dollar amounts in millions.
(1) For the six months ended June 30, 2016, amounts are presented on an annualized basis.
(2) Source Trust Performance Report.

Prudently Leveraging Our Capital

	December 31, 2013	December 31, 2014	December 31, 2015	June 30, 2016	Regulatory "Well - Capitalized" [2] Minimum	Regulatory "Well - Capitalized" [2] Excess
Risk-Weighted Asset Ratios : [1]						
• Total	12.4%	11.2%	11.2%	10.7%	10%	$61
• Tier 1 Common	10.4%	9.5%	9.7%	9.3%	6.5%	$308
Tier 1 to Average Assets	9.2%	9.0%	9.4%	8.9%	5%	$393
TCE / Tangible Assets	9.1%	8.4%	8.6%	8.3%	n/a	n/a
Dividend Payout	15.1%	33.7%	34.3%	33.3%	n/a	n/a

- Levels influenced by recent acquisitions, recovery accelerated through stronger earnings

- Total capital reflects the impact of maturing subordinated debt
  -Investment grade rating provides access and flexibility

(1) Basel III Capital Rules became effective for the Company on January 1, 2015. As a result, ratios subsequent to December 31, 2014 are computed using the new rules and the prior periods presented are reported using the regulatory guidance at that time.
(2) Regulatory requirements to be considered "well-capitalized" apply to the Bank, not the Company, and are included for presentation purposes only.

Growing Thru Aligned Acquisitions

Standard Bancshares, Inc.
$2.5 billion in assets, $1.8 billion in loans, $2.2 billion in deposits, 35 branches
Pending - Announced June 28, 2016

NI Bancshares Corporation
$650 million in assets, $415 million in loans, $600 million in deposits, $700 million in trust assets, 10 branches

3 Additional Acquisitions Since 2013
$1.4 billion in assets, $0.8 billion in loans, $1.3 billion in deposits, 22 branches

All in metro Chicago


WISCONSIN
Kenosha
McHenry
Lake
Cook
Kane
DuPage
DeKalb
IOWA
Scott
Rock Island
Kendall
LaSalle
Will
Grundy
Porter
Lake
Jasper
Newton
Knox
ILLINOIS
INDIANA
Vermilion
Champaign
Acquired Since 2013

Strengthening our network

Source SNL Financial.

First Midwest Bancorp, Inc.

Overview of Standard Bank and Trust

Long Tenured, Banking Franchise

- Founded in 1947
  - Strong south metro deposit share in Grundy - #1, South Cook[1] - #2, Lake (IN) - #9, and Will - #10 counties
  - Established commercial banking operations, supported by strong deposit share, 35 locations
- Financial snapshot:
  - $2.5 billion in total assets
  - $2.2 billion in deposits (91% core[2])
  - $1.8 billion in loans

Earnings Momentum


Dollars in millions
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$-
3.25-Year CAGR: 31%
($30.8)
$8.2
$14.3
$20.5
$19.7
2012
2013
2014
2015
Q1'16 Annualized

Sizeable, Diverse Portfolio


Deposits
Trans, 12%
MMDA & Sav., 36%
DDA, 32%
Jumbo, 9%
Retail, 11%
Cost of Deposits: 0.30%


Loans
Multi, 3%
Cons. & Other, 3%
1-4 RRE, 12%
Own. Occ. CRE, 31%
C&I, 25%
Non Own. CRE, 17%
Ag, 2%
C&D, 7%
Yield on Loans: 4.44%

Improved Credit Quality, Lower NPA's[3]


3.50%
3.00%
2.50%
2.00%
1.50%
46% Reduction Since 2012
3.15%
2.74%
2.52%
1.97%
1.69%
2012
2013
2014
2015
Q1'16

Note: Financial data as of March 31, 2016. Source SNL Financial.
(1) South Cook County as defined by Chicago Tribune.
(2) Core deposits defined as all deposits less jumbo time deposits.
(3) NPAs exclude TDRs.

Key Transaction Terms

Purchase Price	• 0.4350 shares of FMBI common stock (fixed exchange) for each share of Standard Bancshares common stock • $365 million implied aggregate consideration[1] • 100% stock consideration, other than for options and stock settled rights
Valuation Multiples[1],[2]	• 1.35x tangible book value per share • 18.4x LTM earnings • 9.7x LTM earnings including fully phased-in after-tax cost savings
Primary Transaction Assumptions	• 40% reduction in Standard's total noninterest expense base (75% in 2017 and 100% in 2018) • Loan credit mark of 2.75%, conservatively exceeding reserve levels of 0.90%, as of May 31, 2016 • $(18.6) million interest rate mark, accreted over 3 years • Core deposit intangible of 1.50% amortized straight line over 10 years • Transaction costs estimated to be $34.5 million, pre-tax
Capital	• Expected capital levels will exceed "Well-Capitalized" regulatory guidelines
Closing	• Targeting late 2016 or early 2017 close and systems conversion • Subject to regulatory approvals, shareholder approvals and other closing conditions • Standard's principal shareholders and all of its directors have entered into agreements to vote in favor of and to support the transaction

[1] Based on First Midwest's June 28, 2016 closing stock price of $16.11.
[2] Transaction multiples as of or for the 12 months ended March 31, 2016.

Compelling Strategic Rationale

Key Strategic Elements	• Strengthens First Midwest's position as the premier bank for business in our markets, adding leadership and depth to our commercial banking team and providing significant opportunities to grow through broader product and service offerings • Greatly enhances metro Chicago banking platform, leverages our leading south metro market position and furthers expansion into northwest Indiana • Maximizes our superior consumer experience, providing broader and more efficient distribution while building on our nationally recognized service delivery • Strengthens an exceptional core deposit franchise (91% core deposits) • Creates significant and achievable operating efficiencies through our combined scale
Financially Attractive	• Full year EPS accretion estimated at $0.18 or 12.6% in 2018, based on conservative assumptions • 2017 EPS accretion estimated at $0.11 or 8.4%, excluding acquisition expenses • Tangible book value per share dilution of $0.57 or 5.1% with 3.75 year earn back based on "crossover" method and 3.5 year earn back based on "simple" method[1] • IRR in excess of 15%
Lower-Risk Opportunity	• Well established in-market franchise with nearly 70-year history • Complementary customer mix and relationship-based focus on clients and communities • CEO and certain key executives retain market leadership positions beyond closing • Successful, experienced acquiror with infrastructure and capacity to grow, facilitated by proximity of operational platforms

(1) Calculations include all transaction expenses.

Strengthening Premier Deposit Franchise

Combined Branch Network



First Midwest
Standard
Waukegan
North Chicago
Belvidere
Crystal Lake
Lake in the Hills
Buffalo Grove
Elgin
Sycamore
Chicago
Aurora
Cicero
Yorkville
Orland Park
Gary
Portage
Shorewood
Joliet
Ottawa
Morris
Braidwood
Manteno
Kankakee
Streator

Pro Forma Deposit Share

- $10.4 billion pro forma Chicago MSA deposit base
  - Up 26%
  - #12 in Chicago MSA
- Leading pro forma deposit share in targeted segments:
  - #1 in Grundy County
  - #2 in South Cook County[1]
  - #2 in Will County
  - #3 in Lake (IN) County

South Cook County - Top 10[1]

Rank	Company	Branches	Dep.	Mkt. Sh.
1	Bank of America	13	$2,550	14.1 %
2	Pro Forma Company	28	2,510	13.9
2	First Midwest Bancorp	21	2,005	11.1
3	JPMorgan Chase	27	1,896	10.5
4	Fifth Third Bancorp	11	1,250	6.9
5	U.S. Bancorp	26	1,133	6.3
6	Bank of Montreal	17	1,122	6.2
7	MB Financial	18	1,038	5.7
8	Marquette National	12	812	4.5
9	PrivateBancorp	6	736	4.1
10	TCF Financial	20	692	3.8
12	Standard Bancshares	7	505	2.8

- Concentration of branch network provides significant opportunity for enhanced service delivery and efficiency
  - 12 branches within 2.0 miles
  - 21 branches within 3.0 miles

(1) South Cook County represents those cities located within the market place as identified by Chicago Tribune.
Source SNL Financial. Deposit market share data as of June 30, 2015; $ deposits in millions.

Compatible, Diverse Portfolio

Loan

First Midwest


Multi, 7%
Own. Occ. CRE, 14%
1-4 RRE, 17%
Non Own. CRE, 18%
Cons. & Other, 7%
C&D, 3%
C&I, 28%
Ag, 6%

Yield on Loans: 4.34%
Total: $7.8 billion

Standard


Multi, 3%
Cons. & Other, 3%
1-4 RRE, 12%
Own. Occ. CRE, 31%
C&I, 25%
Non Own CRE, 17%
C&D, 7%
Ag, 2%

Yield on Loans: 4.44%
Total: $1.8 billion

Pro Forma


Cons. & Other, 6%
Multi, 7%
Own. Occ. CRE, 17%
1-4 RRE, 16%
Non Own. CRE, 18%
C&I, 27%
C&D, 4%
Ag, 5%

Total: $9.6 billion

Deposit

First Midwest


Trans., 4%
DDA, 30%
MMDA & Sav., 52%
Jumbo, 5%
Retail, 9%

Cost of Deposits: 0.12%
Total: $8.8 billion

Standard


Trans, 12%
MMDA & Sav., 36%
DDA, 32%
Jumbo, 9%
Retail, 11%

Cost of Deposits: 0.30%
Total: $2.2 billion

Pro Forma


Trans., 6%
DDA, 30%
MMDA & Sav., 48%
Jumbo, 6%
Retail, 10%

Total: $10.9 billion

Note: Regulatory data as of March 31, 2016.
Source SNL Financial.

Other Considerations

- Negating the impact of First Midwest crossing $10bn in total assets:
  - Preparations well underway for additional regulatory requirements
  - Durbin impact reduces annual net income by $0.05-$0.07 per share in 2018 and beyond; 50% realized in 2H 2017
  - Recent transactions help defray impact of Durbin
    - 2015 acquisitions (Peoples and NI Bancshares) add ~$0.04/share in run-rate EPS
    - Standard Bancshares adds $0.18/share EPS in 2018
- Positioning First Midwest to better navigate evolving economic outlook
  - Financially attractive, largely common equity and fixed pricing with conservative pro forma assumptions
  - Enhances operating leverage, significantly improves efficiency
- Maintaining focus on strategic priorities, well-positioned for continued growth
  - Building talent, growing and diversifying revenues, enhancing efficiency
  - Capital and infrastructure provide flexibility
  - Continue to remain disciplined with immediate attention centered on integration/execution

Building Our Future

Expanding Upon a Strong Deposit Foundation



Up 32%
$6.8
$7.2
$8.1
$9.0
81% Core
86% Core
December 31,
2013
2014
2015
June 30,
2016
DDA
Savings/Now
Money Market
Time

Strong Base

- 86% low cost core deposits
- Low cost funding:11 bps

Driving Household Growth

- Core checking, penetration
- Mobile, internet expansion

M&A Strengthens

- Standard expected to add $2.2 billion; $11 billion in pro forma deposits
- NB&T added $600 million in late 1Q16
- Additional acquisitions have added ~$1.3 billion since 2013

Well-Positioned For Higher Rates

Dollar amounts in billions represent average balances.

We Are Positioning For Higher Rates



Sources of Asset Sensitivity
Sensitivity Score (1)
60
50
40
30
20
10
0
Our Advantage
First Midwest
National Peer Median (2)
Repricing Assets
Deposit Funding

Maintaining our asset sensitivity

- 20% greater than last cycle[3]

Strengthening our deposit base

- 86% low cost core deposits
- 60% of funding derived from tenured, low balance retail base

Recognizing market reaction and timing will be key

Maintaining a Balanced Position, Requires Patience

(1) Per data from the call report dated March 31, 2016 for various factors such as assets repricing in less than one year and the percentage of non-interest bearing deposits to earnings assets.
(2) National peer median data includes CBU, CFR, FFBC, FMER, FNB, FRME, MBFI, ONB, PFS, PNFP, PRK, PVTB, TCBI, TRMK, UBSI, UBSI, UMBF, UMPQ, VLY, WSBC, WTFC.
(3) Last cycle refers to the last rising interest rate cycle that began mid-2004.

The Ability to Leverage Capital, Infrastructure

We have crossed $10 billion

- Costs ~$0.05-$0.07/share after-tax in interchange revenue annually, beginning 7/1/17
- Regulation by CFPB
- Stress testing ("DFAST") required in 2018
- Additional regulatory expectations



2013
$8.3 billion
Today
$11.0 billion
Pro Forma
$13.5 Billion(1)
Greater than
$15 Billion

Growth, scale allows:

- Better leveraging of control infrastructure
- Broader lending, revenue streams
- Succession, talent development
- Alignment with strategic priorities

Near term focus continues on integration

(1) Includes the pending acquisition of Standard Bank and Trust.

Positioned to Pursue Future Opportunities

Environment creating opportunities, consolidation expected

- Locally, 41 banks between $350 million and $4 billion in assets
- Opportunities expected in adjacent Midwest markets

We are a compelling partner

- Solid reputation, culture
- Strong capital, capacity, experience

Requires discipline, patience

- Alignment with strategic priorities



Madison
Milwaukee
Grand Rapids
Chicago
Moline
Joliet
I74 /I55
Champaign
Springfield
Indianapolis

Sources SNL Financial as of June 30, 2016.

In Closing

Premier, Growing Financial Institution

Leveraging Our Strengths

- Engaged, talented team
- Strong balance sheet, well-positioned for rising rates
- Attractive markets, growing opportunities
- Significant capital and liquidity

Actively Pursuing Our Corporate Priorities

- Building the highest quality team
- Diversifying/growing loans and revenue
- Balancing investment and risk

Well-positioned to grow and enhance shareholder returns

First Midwest Bancorp, Inc.

Contact Information

Paul F. Clemens
Executive Vice President
& Chief Financial Officer
paul.clemens@firstmidwest.com
630-875-7347

James M. Roolf
Senior Vice President
& Corporate Relations Officer
jim.roolf@firstmidwest.com
630-875-7533

Appendix

Forward-Looking Statements

This presentation may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by use of words such as "may," "might," "will," "would," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "probable," "potential," "possible," "target," "continue," "look forward" or "assume" and words of similar import. Forward-looking statements are not historical facts but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. Forward-looking statements are not guarantees of future performance, and First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements are made only as of the date of this presentation, and First Midwest undertakes no obligation to update any forward-looking statements contained in this presentation to reflect new information or events or conditions after the date hereof.

Forward-looking statements may be deemed to include, among other things, statements relating to First Midwest's future financial performance, the performance of First Midwest's loan or securities portfolio, the expected amount of future credit reserves or charge-offs, corporate strategies or objectives, anticipated trends in First Midwest's business, regulatory developments, acquisition transactions, including estimated synergies, cost savings and financial benefits of pending or consummated transactions, including First Midwest's proposed acquisition of Standard, and growth strategies, including possible future acquisitions. These statements are subject to certain risks, uncertainties, and assumptions. For a discussion of these risks, uncertainties, and assumptions, you should refer to the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in First Midwest's Annual Report on Form 10-K for the year ended December 31, 2015, as well as First Midwest's subsequent filings made with the Securities and Exchange Commission. However, these risks and uncertainties are not exhaustive. Other sections of First Midwest's filings describe additional factors that could adversely impact First Midwest's business and financial performance.

Certain Terms Used in This Presentation

Core Earnings – Equals net income excluding the impact of acquisition and integration related expenses and property valuation adjustments related to strategic branch initiatives.

Core Deposits – Includes demand, savings, money markets, and NOW accounts.

Net Interest Income – Equals the difference between interest income and fees earned on interest-earning assets and interest expense incurred on interest-bearing liabilities.

Fee-based Revenues – Equals noninterest income we earn from fee-based businesses including, but not limited to, wealth management fees, treasury management fees, consumer fees, card-based fees, and other service charges, commissions, and fees.

Noninterest Expense – Noninterest expense is the expense we incur to operate the Company, which includes salaries and employee benefits, net occupancy and equipment, professional services, and other costs. It excludes acquisition and integration related expenses and property valuation adjustments related to strategic branch initiatives.

Core Return on Average Assets – Equals core earnings divided by average assets.

Core Return on Average Tangible Common Equity ("TCE") – Equals core earnings, excluding intangibles amortization expense, divided by TCE. TCE represents average stockholders' equity, less average goodwill and other intangible assets.

Core Earnings Per Share – Equals core earnings applicable to common shares divided by weighted-average diluted common shares outstanding.

Efficiency Ratio – The efficiency ratio expresses noninterest expense, excluding net OREO expense, as a percentage of tax-equivalent net interest income plus total fee-based revenues, other income, and tax-equivalent adjusted BOLI income. Net securities gains are excluded from the efficiency ratio. The ratio also excludes the effects of acquisition and integration related expenses and property valuation adjustments related to strategic branch initiatives.

Note: Unless otherwise indicated, all dollar amounts used in this presentation are in millions except per share information.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Standard, First Midwest will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Standard, which also will constitute a prospectus of First Midwest, that First Midwest and Standard will send to their respective shareholders. Investors and shareholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Standard and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest's website at www.firstmidwest.com under the tab "Investor Relations" and then under "SEC Filings." Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Standard Bancshares, Inc. upon written request to Standard Bancshares, Inc., Attn: Lawrence P. Kelley, President and Chief Executive Officer, 7800 West 95th Street, Hickory Hills, Illinois 60457 or by calling (708) 499-2000.

Participants in this Transaction

First Midwest, Standard and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the respective shareholders of First Midwest and Standard in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016 and First Midwest's annual report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 23, 2016. The definitive proxy statement and annual report can be obtained free of charge from the SEC's website at www.sec.gov.